THOMAS E. BOCCIERI
Attorney At Law
561 Schaefer Avenue
Oradell, NJ 07649
201/983-2024
Fax No. 201/265-6069
Email: tboccieri@verizon.net

October 4, 2010

VIA EDGAR

Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	North Bay Resources Inc.
Amendment No. 6 to Registration Statement on Form S-1

Filed on September 17, 2010
File No. 333-164860

Dear Mr. Dougherty:

Please be advised that this firm has been retained as new counsel by North Bay Resources Inc.  I am in receipt of your comment letter dated October 1, 2010 regarding Amendment No. 6 to the registration statement and, in conjunction with the company, am in the process of preparing a response and Amendment No. 7 to North Bay Resources Inc.’s registration statement on Form S-1.

If you have any questions, please contact the undersigned.

Sincerely yours,

/s/ Thomas E. Boccieri
Thomas E. Boccieri